March 10, 2020

Rosanne Luth
Chief Executive Officer
SavvyShares LLC
1365 Fourth Avenue
San Diego, CA 92101

       Re: SavvyShares LLC
           Draft Offering Statement on Form 1-A
           Submitted February 12, 2020
           CIK No. 0001801255

Dear Ms. Luth:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A

Cover Page

1. You state that the value of your Member Data is based on the cash paid by Luth Research to its panel members providing equivalent data. We note the table showing the current cash amounts paid by Luth Research for certain types of Member Data. Please disclose the period of time during which these cash amounts were paid and the extent to which Luth Research's panel members participated in each type of transaction during that period. Clarify whether any of the transactions were with related parties.
2. We note that your website, which you will use as an online portal and information management tool in connection with this offering, is currently inoperative. Please tell us when you expect the website to be accessible.
 Rosanne Luth
FirstName LastNameRosanne Luth
SavvyShares LLC
Comapany2020
March 10, NameSavvyShares LLC
Page 2
March 10, 2020 Page 2
FirstName LastName
Summary of Information in Offering Circular, page 1

3. Please disclose here that your only activities since inception have been organizational in nature; that you have not generated any revenues to date and will be dependent on your
         Manager for funding until you are able to generate significant revenues; and that you have potential conflicts of interest with Luth Research, the owner of the Manager.
4. You state that you will continue to use the $0.25 Purchase Price for this offering for at least three months from the first sale of shares pursuant to this offering circular. Please disclose, if true, that the Purchase Price will continue to be determined by the cash value of equivalent Member Data contributions as established in bona fide transactions between
         Luth Research and its panel members providing equivalent data. Also, disclose whether you reasonably anticipate changing the Purchase Price for each type of Member Data if
         Luth Research changes the cash consideration for equivalent Member Data in the future.
Risk Factors, page 4

5. Please address in a risk factor any material risks or challenges to your offering and business that are posed by your inability to independently determine the value of, and the number of shares offered for, Member Data. In this regard, we note Luth Research is not only your founder but also your competitor and you face the risk that your competitors may adopt more aggressive pricing policies.
Interest of Management and Others in Certain Transactions and Conflicts of Interest, page 34

6. We note that you may purchase rights to data from Luth Research or an affiliate to augment the Member Data in the Database. Please disclose whether there are any limitations or restrictions on the use of that data in providing services to your customers.
Conflicts of Interest, page 35

7. You state that the Manager or an affiliate may purchase Member Data for purposes of providing certain services to its customers. Given that payments for the Member Data will be considered revenue and therefore subject to the management fee paid to your
         Manager, this appears to be an effective benefit to your Manager and a potential conflict of interest. Please enhance your discussion of the conflict of interest related to this arrangement between the Manager and the company.
Securities Being Offered, page 36

8. Please disclose whether the company intends to accept Member Data contributions that do not have a history of transactions between Luth Research and its panel members. If so, discuss how the company will determine the fair value of Member Data in those instances.
 Rosanne Luth
SavvyShares LLC
March 10, 2020
Page 3
Privacy Policy
Children's Privacy, page 54

9. You state that you do not accept Member Data from children under the age of 13. Please clarify whether you intend to accept Member Data and/or issue SavvyShares to minors aged 13 or over. If so, please add a risk factor that discusses the legal implications and consequences of operating a business that allows participation of minors. General

10. You refer to reports published by eMarketer and ESOMAR for market and industry statistics. Please disclose the title and date of publication of each report.
11. You state that you seek to build and offer your customers access to "the world's first . . .
      database of Member data owned by a community comprised of its members." Please provide support for this assertion.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameRosanne Luth
                                                             Division of
Corporation Finance
Comapany NameSavvyShares LLC
                                                             Office of
Technology
March 10, 2020 Page 3
cc:       John Tishler, Esq.
FirstName LastName